[NEXTEST SYSTEMS CORPORATION]

January 26, 2005

BY FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 (File No. 333-114540) of Nextest Systems Corporation

Ladies and Gentleman:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-114540 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 16, 2004.

In light of current market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act. Please note that, if available, the Registrant may undertake a subsequent private offering of its securities pursuant to Rule 155(c) of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Randall B. Schai at Heller Ehrman White & McAuliffe LLP, legal counsel to the Registrant, at (415) 772-6000. Please provide a copy of the Order consenting to this withdrawal to Mr. Schai by facsimile at (415) 772-6268. Thank you for your assistance.

Very truly yours,
NEXTEST SYSTEMS CORPORATION

By:	/s/ ROBIN ADLER
Chief Executive Officer